Exhibit 12.1

Shea Homes Limited Partnership and Subsidiaries

Statement Re: Computation of Earnings to Fixed Charges

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown. In calculating the ratio of earnings to fixed charges, earnings are calculated as (a) income (loss) before income taxes, excluding income (loss) from joint ventures, plus (b) fixed charges, plus (c) capitalized interest included in cost of sales and equity in income (loss) from unconsolidated joint ventures, plus (d) distributed income of equity investees, minus (e) interest capitalized. Fixed charges are comprised of (a) interest incurred and (b) the portion of rental expense deemed to be representative of an interest factor. For the years ended December 31, 2011 and 2010, earnings were insufficient to cover fixed charges for each such year by $40.2 million and $9.6 million, respectively.

	Fiscal Year Ended December 31,
	2014	2013	2012	2011	2010
	(In millions, except ratios)
Earnings:
(Loss) / income before income taxes, excluding equity in income (loss) from joint ventures	$142,470	$112,942	$29,422	$(105,177)	$(67,395)
Plus:
Fixed charges	68,204	67,048	66,857	69,961	62,290
Capitalized interest included in cost of sales and equity in income (loss) from unconsolidated joint ventures	71,224	61,637	55,582	47,563	48,805
Distribution of earnings from unconsolidated joint ventures	18,790	7,100	1,400	650	400
Less:
Interest capitalized	(67,609)	(61,977)	(46,995)	(53,155)	(53,732)

Total earnings as calculated	233,079	186,750	106,266	(40,158)	(9,632)

Fixed charges:
Interest incurred	68,204	67,048	66,857	69,961	62,290
Portion of rental expense deemed to be representative of an interest factor	—	—	—	—	—

Total fixed charges	$68,204	$67,048	$66,857	$69,961	$62,290
Ratio of earnings to fixed charges	3.4	2.8	1.6	—	—